L.E.K. Consulting llc
                                                           1100 Glendon Avenue
                                                                    21st Floor
October 30, 2002                                         Los Angeles, CA 90024
                                                                           USA

                                                               t: 510.209.9800
                                                               f: 510.209.9125
                                                                   www.lek.com

Mr. James Durham
Chairman
Crdentia, Inc.


Dear Jim:

The purpose of this letter is to outline how L.E.K. Consulting proposes to assist Crdentia, Inc. and Jeff Rose in screening for acquisition candidates in the healthcare staffing industry.


                            *  *  *  *  *  *  *  *

Background
----------

Crdentia, Inc. is looking to acquire several companies in the healthcare staffing industry. The target companies are small and it is difficult to identify candidates that fir the defined acquisition criteria. Crdentia has engaged Jeff Rose to screen and engage acquisition candidates.

L.E.K. has been asked to support Jeff Rose and Crdentia in successfully acquiring several companies in the targeted space by developing a qualified short-list of potential candidates.


Objectives
----------

The primary objective of this project is to develop a list of qualified and interested targets in the healthcare staffing industry (including per diem nurse, travel nurse and nurse recruitment businesses).


Approach
--------

Given our experience in similar projects we will execute this project in 3 modules.

     1.    Define screening criteria
     2.    Identify target industry participants
     3.    Qualify short list of qualifed targets

Module 1.   Define Screening Criteria

The purpose of Module One is to develop a tight definition of the targeted companies. Tasks include:

     o Understanding the ultimate strategy Crdentia is pursuing

     o Brainstorming to refine a set of criteria that best define the attributes of companies that will fit the strategy

     o A preliminary set of criteria for the healthcare staffing industry has been defined and minimal effort would be expended on refining these criteria

       1.  Located in WA, OR, CA, NV or AZ

       2. Revenues of $5-10M (note: based on SunTrust Robinson Humphrey report it appears that travel nurse businesses may be larger on average than the target range)

       3.  Profitable

     o Developing methods to cost-effectively assess whether companies meet the defined criteria

     o Compiling a one-page summary of the screening criteria and preferences


Module 2.   Identifying target industry participants

In Module Two, the aim is to develop a full list of industry participants. The primary task is to acquire and aggregate a consolidated list of industry participants. Tasks include identifying secondary sources that list participants such as associations, reference directories, publications, etc. and developing a database of participants. Note: Jeff Rose and Crdentia, Inc. will provide existing lists (SIC based list from D&B, etc.) and input on other possible industry sources.


Module 3.   Qualifying short list of qualified targets

In Module Three, the aim is to determine which industry participants meet the defined criteria and indicate an interest in discussions with Crdentia. Major tasks include:

     o [Primary effort] Telephone interviewing to fill out company data set and to gauge interest

       -  Develop phone call objectives
       -  Script the story-line and key questions
       -  Review and edit script per Crdentia input
       -  Pilot and revise approach
       -  Execute calls

     o Literature searches

       -  Directory information trawl
       -  Web Searches
       -  Database scans (e.g. D&Bs)

     o Defining the target list and profiles based on sources above


Outputs
-------

The primary output will be a "short-list" of qualified and interested targets. Specific outputs of the project will include:

     o A refined set of acquisition target criteria

     o A database of industry participants for on-going tracking

     o A list of qualified targets with a profile based on all information gathered in the screening analysis, contact information and solicitation metrics

Resources and Timing
--------------------

This project will be conducted by consultants from our San Francisco and Los Angeles offices under the direction of Bill Frack. A team of 1-2 additional professionals will be assigned to the project. In addition to basic research to identify and prescreen the companies, the L.E.K. team will spend 4 person weeks phone-screening the companies.

We will begin the project as soon as it is green-lighted and complete it over 5 weeks. The professional fees for the project team will be $28,500. L.E.K. will provide weekly progress updates to ensure efforts are directed most effectively.

In order to best meet Crdentia's payment requirements the project will be partially contingent on a successful outcome. Specifically, Crdentia, Inc. will pay 50% of the fees ($14,250) during the project. Upon conclusion of a transaction with a company identified by L.E.K., Crdentia agrees to pay three times the contingent portion of fees ($42,750). The up front fees will be due and payable according the following schedule: $5,000 at the beginning of the project, $5,000 at the completion of Module 2 and $4,250 at the completion of Module 3. The contingent fees will due and payable at the transaction close date.

Expenses will be charged at cost as well as library fees. Our expectation is that expenses will be approximately 15% of professional fees. This will include direct out-of-pocket expenses and variable costs (8% of professional fees) which we do not capture separately by client. L.E.K. will obtain approval for all direct expenses greater than $200. All invoices are payable within 30 days from receipt. Undisputed invoices that remain unpaid after 30 days will be charged an interest rate of 18% per annum.

Release and Indemnification
---------------------------

Crdentia, Inc. hereby releases L.E.K. Consulting LLC (together with its affiliates and their members, managers, officers, directors, partners, employees and agents, "L.E.K.") from and indemnifies L.E.K. against any and all claims, liabilities, losses and damages (including legal fees and expenses and the costs of enforcing this indemnification) related to or arising from this engagement (and shall pay any such losses, damages, fees, expenses and costs as they are incurred) unless such claims, liabilities, losses, or damages are finally judicially determined (in an action to which L.E.K. is a party) to have been the result of L.E.K.'s bad faith or gross negligence.


Benefits
--------

This project will provide several benefits for Crdentia:

     1. The ability to invest business development resources in a more targeted and timely manner

     2. Creating a robust "pipeline" of potential acquisitions quickly

     3. Creating a slate of potential acquisitions from which to choose

     4. Creating a database of potential future acquisitions

     5. Reference resources for on-going tracking of industry participants


Why L.E.K.?
-----------

L.E.K. is well positioned to help Crdentia and Jeff Rose with this project:

     o Extensive experience completing acquisition screens

     o Healthcare practice which comprises 40% of firm revenues

     o Track record of successful projects, including acquisition screens and competitor profiles for Jeff Rose

     o Ability to start immediately and deliver results in 5 weeks (with some targets identified sooner to the extent targets can be validated)

Summary
-------

Jim, as we have discussed, we are delighted to help you find attractive acquisition candidates and to have the opportunity to develop a working relationship as you grow Crdentia into a substantial business.


Sincerely yours,                          Agreed,

/s/ Bill Frack                            /s/ Jim Durham
-----------------------------             ------------------------------
Bill Frack                                    Jim Durham
Vice President                                Chairman
L.E.K. consulting                             Crdentia, Inc.


Cc: Jeff Rose, Pam Atherton